EXHIBIT 99.1

Acquisition of Own Shares

Mechelen, Belgium; 12 August 2026, 22.01 CET; regulated information

Within the framework of the repurchase program announced on June 9, 2026, Lakefront Biotherapeutics NV (Euronext & NASDAQ: LKFT) ("Lakefront") announces that between August 3, 2026 and August 7, 2026, it has repurchased 103,970 Lakefront shares via a discretionary mandate to an independent financial intermediary, as follows:

Date of purchase	Market/MTF	Number of shares	Average price paid (€)	Total (€)	Lowest price paid (€)	Highest price paid (€)
03/08/2026	XAMS	16,017	23.56	377,368.53	23.10	23.86
03/08/2026	CEUX	2,367	23.61	55,891.02	23.26	23.84
03/08/2026	AQEU	876	23.70	20,761.46	23.70	23.72
03/08/2026	TQEX	704	23.75	16,720.35	23.62	23.86
04/08/2026	XAMS	17,257	23.31	402,305.54	23.18	23.48
04/08/2026	CEUX	2,485	23.26	57,801.85	23.18	23.40
04/08/2026	AQEU	55	23.24	1,278.20	23.24	23.24
04/08/2026	TQEX	722	23.33	16,842.60	23.20	23.40
05/08/2026	XAMS	17,763	23.17	411,650.42	22.96	23.32
05/08/2026	CEUX	2,382	23.12	55,068.98	22.90	23.28
05/08/2026	AQEU	604	23.18	14,003.62	23.08	23.24
05/08/2026	TQEX	170	23.20	3,944.00	23.20	23.20
06/08/2026	XAMS	17,857	22.64	404,205.69	22.32	22.88
06/08/2026	CEUX	1,987	22.49	44,681.07	22.36	22.70
06/08/2026	AQEU	743	22.65	16,831.55	22.42	22.72
06/08/2026	TQEX	533	22.57	12,030.61	22.44	22.76
07/08/2026	XAMS	17,738	23.24	412,179.68	22.88	23.44
07/08/2026	CEUX	2,842	23.26	66,112.88	23.12	23.40
07/08/2026	AQEU	199	23.29	4,634.37	23.26	23.38
07/08/2026	TQEX	669	23.30	15,588.97	23.18	23.46
Total		103,970	23.18	2,409,901.40	22.32	23.86

As of market close on 07 August 2026, Lakefront holds 808,186 of its own ordinary shares.

About Lakefront Biotherapeutics
Lakefront Biotherapeutics (formerly known as Galapagos) is a biotechnology company dedicated to building a differentiated pipeline of medicines for patients with serious diseases in areas of high unmet need. The Company has established a clinical‑stage portfolio in immunology and inflammation, anchored by gamgertamig, a potential first‑in‑class and best-in-class BCMAxCD3 T‑cell engager for autoimmune diseases. Backed by deep deal‑making expertise, operational flexibility, and a strong capital position, Lakefront identifies, acquires, and advances high‑quality assets with clear potential to deliver meaningful patient impact and long‑term shareholder value. For more information, visit https://www.lakefrontbio.com or follow us on LinkedIn or X.

For further information, contact Lakefront Biotherapeutics:
Investor Relations
Sherri Spear
+1 412 522 6418
sherri.spear@lakefrontbio.com

Forward-looking statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,” “explore,” and “further,” as well as similar expressions. These statements include, but are not limited to, statements regarding Lakefront’s plans to repurchase its ordinary shares. Lakefront cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance, or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which Lakefront operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, those risks and uncertainties that can be found in our filings and reports with the Securities and Exchange Commission (“SEC”), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.